

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 9, 2021

Sharon Levkoviz
Chief Financial Officer
IR-Med, Inc.
Z.H.R. Industrial Zone
Rosh Pina, Israel

> **Re: IR-Med, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed August 26, 2021**
> **File No. 333-255894**

Dear Mr. Levkoviz:

We have reviewed your amended registration statement and have the following comment. Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to our comment, we may have additional comments.

Amendment No. 1 to Registration Statement on Form S-1 filed August 26, 2021

Risks Related to the Ownership of Our Common Stock, page 32

1. We note your response to prior comment 8. Please revise Article XI to clearly state that the forum provision will not apply to any causes of action arising under the Securities Act or the Exchange Act, consistent with your disclosure on page 38. Alternately, please provide reasonable assurance that you will make future investors aware of the provision's limited applicability by including such disclosure in your future Exchange Act reports.

 You may contact Kristin Lochhead at (202) 551-3664 or Mary Mast at (202) 551-3613 if you have questions regarding the financial statements and related matters. Please contact Abby Adams at (202) 551-6902 or Jeffrey Gabor at (202) 551-2544 with any other questions.

 Sincerely,

 Division of Corporation Finance
 Office of Life Sciences

cc: David Aboudi, Esq.